Exhibit 99.1

Tritium Announces First Half Calendar Year and Full Fiscal Year Results for the Period Ended June 30, 2023, Including Record First Half 2023 Calendar Year Revenue of $112 Million and a $75 Million Financing Commitment

Highlights

-	The Company achieved record revenue of $112 million for the first half of the 2023 calendar year, an increase of more than 286% over the $29 million in revenue from the first half of the 2022 calendar year, meaningfully exceeding the midpoint of the Company’s previously updated guidance for the calendar year published on May 11, 2023.

-	The Company achieved record revenue for the fiscal year ended June 30, 2023 of $185 million, an increase of more than 115% compared to revenue of $86 million for the previous fiscal year.

-	The Company reported gross margin of 4% for the first half of the 2023 calendar year, a nearly 2,200 basis point improvement compared to gross margin of -18% for the first half of the 2022 calendar year.

-	In September 2023, the Company secured a financing commitment of up to $75 million, with an initial funding of $25 million.

BRISBANE, Australia, September 21, 2023 – Tritium DCFC Limited (“Tritium” or the “Company”) (Nasdaq: DCFC), a global leader in direct current (“DC”) fast chargers for electric vehicles (“EVs”), today provided an update on its business. Today’s announcement will be followed by a conference call for investors at 10:30 AM Eastern time.

“We are very pleased to deliver these excellent revenue and margin results for our shareholders,” said Tritium CEO Jane Hunter. “Our commitment to product quality, spanning our hardware, software, and service offerings, is a key differentiator and competitive advantage for Tritium. In recent months, we’ve been proud to see our EV charging customer bp pulse achieving over 97% uptime across their Tritium charger networks in Australia and New Zealand. UK customer Evyve also recently published their achievement of 98% uptime across their fleet of Tritium fast chargers, and Australia’s largest public fast charging network, Evie Networks, reports uptime of 97% across their Tritium fleet. These high uptime achievements are a major strategic objective for the business and verification of our world-leading technology – beyond those named customers, our global fleet data shows a growing number of customers across the fuel, fleet, and charging network segments achieving between 97% and 99% uptime across their Tritium charger networks.”

Financial Results

Tritium achieved record revenue of $112 million for the six-month period ended June 30, 2023, a year-over-year growth rate of over 286% over the $29 million in revenue for the comparative prior six-month period. The Company also achieved record revenue of $185 million for the fiscal year ended June 30, 2023, a year-over-year growth rate of over 115% over the $86 million for the prior fiscal year.

Significant increases in production capacity throughout the fiscal year, including in the first half of the 2023 calendar year, have occurred as Tritium’s Tennessee facility scales, enabling Tritium to convert its backlog into revenue and expand its gross margin as the benefits of operating leverage materialize. The Company still maintains an order backlog valued at approximately $99 million at June 30, 2023, which compares to $149 million for the same timeframe at the end of the previous fiscal year.

Sales orders for the six-month period ended June 30, 2023 amounted to $56 million, compared to $105 million for the comparative prior six-month period; the Company also reported sales orders of $146 million for the fiscal year ended June 30, 2023, compared to $224 million for the comparative prior fiscal year. The Company expects strong order growth in the second half of the 2023 calendar year as customer forecasts for 2024 deployments are anticipated to translate into purchases. These expectations are substantiated by recent large purchase orders across Tritium’s primary product offerings, which were secured following the June 30, 2023 reporting period from a number of leading industry players, including a major global fuel retailer and independent charge point operators.

Business Update

Tritium continues to expand its working capital investments to meet the continued growth in demand across its customer base. Tritium has inventory assets valued at $140 million at June 30, 2023, comprised of finished goods, raw materials, and work-in-progress, compared to total inventory assets valued at $54 million for the same timeframe in the previous year. The Company also maintained cash and cash equivalents of approximately $29 million at June 30, 2023, compared to $71 million for the same timeframe in the previous year. The Company maintained approximately 160 million common shares outstanding and total borrowings of $195 million at June 30, 2023, of which $127 million consisted external borrowings and $68 million consisted of related party borrowings from shareholders. This compares to cash and cash equivalents, common shares outstanding, and total borrowings of $71 million, 127 million, and $88 million at June 30, 2022, respectively.

The Company maintains its previously issued 2023 revenue and gross margin guidance. Given the Company’s higher focus on its path to profitability versus growth, the Company now expects an advantaged sales mix of higher price and margin products than originally contemplated to drive its revenue and gross margin targets, thereby requiring a lower unit production profile than the previous guidance of 11,000 units.

Gross Margin

The Company reported gross margin of 4% for the six-month period ended June 30, 2023, compared to -18% for the comparative prior six-month period; the Company also reported gross margin of -2% for the fiscal year ended June 30, 2023, compared to -2% for the comparative period. The 4% gross margin achieved in the first half of calendar year 2023 represents a nearly 2,200 basis point improvement over the comparable previous period and was underpinned by continued improvement throughout the six-month period, with record corporate-wide gross margins being achieved as the reporting period concluded. Investors should note that Tritium reports gross margin in accordance with U.S. generally accepted accounting principles (“GAAP”), while certain other publicly traded electric vehicle charging manufacturers report gross margin as revenue less only materials cost of goods sold, excluding costs associated with labor and/or other variable expenses.

Throughout the fiscal year, Tritium saw a number of improvements across its business that contributed to gross margin performance in the second half of the fiscal year, despite the opening of its new Tennessee factory in July 2022 and ramping the factory to full production over the course of the first half, which was expected to dilute overall gross margins. Tritium has seen gross margins benefit from recent order fulfillments, which include price increases negotiated to address components and freight cost inflation driven by the pandemic. Finally, with an increasing proportion of the Company’s production originating from Tennessee rather than Brisbane, the Company is seeing a reduction in freight out costs which contributes to margin expansion.

Easing conditions across global supply chains during the fiscal year compared to the same period last year have been noticeable, with shortening delivery and lead times for certain key product inputs and an easing of the disruption to sea and air freight.

Capital Raise

In September 2023, following this reporting period, the Company secured a financing commitment of up to $75 million, with an initial funding of $25 million. The Company intends to use the proceeds to continue its investment in working capital to meet expected continued strong customer demand in the 2024 calendar year. The Company is engaged with several parties, both financial and strategic, around supporting Tritium’s business. Tritium believes the appetite for its solutions and demand in the marketplace for its offerings remains very strong and growing, although the market for capital for growth and cleantech platforms remains constrained. As such, the Company will continue to prioritize deepening and broadening both existing and new strategic customer relationships with particular emphasis on its path to profitability.

Tennessee Factory and Production Update

Tritium continues to believe that it has the largest published global production plans for DC fast chargers outside China and the largest published planned production capacity onshore in America. Tritium further believes that this production capacity places the Company in a strong position to capitalize on the anticipated surge in demand for Buy America-compliant EV fast chargers over the next five years, due to funding programs like the National Electric Vehicle Incentive (“NEVI”) Formula Program, Charging and Fueling Infrastructure Discretionary Grant Program, and the Inflation Reduction Act.

In March 2023, Tritium began accepting orders for the Company’s first product offering for the NEVI program. Tritium’s NEVI system is expected to achieve the Build America, Buy America Act waiver milestones set by the Federal Highway Administration. In July, Tritium made an announcement that it will provide all fast chargers for the State of Hawai’i’s first round of NEVI funding. Tritium believes that as US states deploy their NEVI funding allocations, the Company will see measurable growth in US orders, particularly in 2024 and 2025.

Several US states have begun to require or propose to require the North American Charging Standard (“NACS”) for NEVI-funded projects. Tritium is prepared to meet this demand and has committed to providing NACS connectors on Tritium chargers in late 2023 or early 2024, both at the point of manufacture and as a retrofit kit post-manufacture. Tritium offers a highly competitive NEVI charging system with four dual-cable 150kW fast chargers, meeting the federal requirement for four Combined Charging Standard (“CCS”) connectors with four NACS connectors to meet customer and driver demand and certain state requirements.

Reporting Schedule

Tritium announces that it has changed its fiscal year end from June 30 to December 31, beginning in the 2024 calendar year. As a result, Tritium expects to file its last report for the fiscal year ended June 30 on Form 20-F and intends to subsequently file interim financials for the six-month period ending December 31, 2023, before beginning an annual reporting cycle of January 1 through December 31 beginning in the 2024 calendar year and beyond.

About Tritium

Founded in 2001, Tritium (NASDAQ: DCFC) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

Forward Looking Statements

This press release includes “forward-looking statements.” The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including, but not limited to: our history of losses; the ability to successfully manage our growth; the adoption and demand for electronic vehicles including the success of alternative fuels, changes to rebates, tax credits, and the impact of government incentives; the accuracy of our forecasts and projections including those regarding our market opportunity; competition; our ability to secure financing; delays in our manufacturing plans; losses or disruptions in supply or manufacturing partners; risks related to our technology, intellectual property and infrastructure; exemptions to certain U.S. securities laws as a result of our status as a foreign private issuer; and other important risks and uncertainties described in the documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

*Non-GAAP Measures

Tritium prepares audited financial statements in accordance with U.S. GAAP. Tritium also discloses certain non-GAAP measures such as EBITDA, as we believe that such non-GAAP measures are useful to investors in evaluating our performance by providing an additional tool for investors to use in comparing our financial performance over multiple periods. Additionally, these figures provide an understanding and evaluation of our trends when comparing our operating results against those of our competitors and over time by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for an analysis of our results as reported under GAAP.

We calculate forward-looking EBITDA based on internal forecasts that omit certain amounts that would be included in forward-looking GAAP net income (loss). We do not attempt to provide a reconciliation of forward-looking EBITDA guidance and targets to forward looking GAAP net income (loss) because forecasting the timing or amount of items that have not yet occurred and are out of our control is inherently uncertain and unavailable without unreasonable efforts. Further, we believe that such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a substantial impact on GAAP measures of financial performance.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended June 30, 2023, 2022 and 2021

	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
Revenue
Hardware revenue – external parties	167,965	69,243	32,299
Hardware revenue – related parties	7,203	11,589	21,263
Service and maintenance revenue – external parties	9,267	4,979	2,590
Software Revenue	109	10	5
Total revenue	184,544	85,821	56,157
Cost of goods sold
Hardware – cost of goods sold	(182,986)	(83,740)	(55,188)
Service and maintenance - costs of goods sold	(5,641)	(3,778)	(2,873)
Total cost of goods sold	(188,627)	(87,518)	(58,061)
Selling, general and administration expense	(79,571)	(74,323)	(31,624)
Product development expense	(15,466)	(14,031)	(10,521)
Foreign exchange gain/(loss)	(4,344)	(4,208)	(1,436)
Total operating costs and expenses	(99,381)	(92,562)	(43,581)
Loss from operations	(103,464)	(94,259)	(45,485)
Other income (expense), net
Finance costs	(27,867)	(18,136)	(8,795)
Finance costs - related parties	(7,181)	-	-
Transaction and offering related fees	-	(6,783)	(4,794)
Fair value movements - derivatives and warrants	16,977	(9,782)	(5,947)
Other income	165	61	1,940
Total other expenses	(17,906)	(34,640)	(17,596)
(Loss) before income taxes	(121,370)	(128,899)	(63,081)
Income tax benefit expense	-	(20)	(11)
Net (loss)	(121,370)	(128,919)	(63,092)
Net (loss) per common share
Net (loss) per common share attributable to common shareholders	(121,370)	(128,919)	(63,092)
Basic and diluted – common stock	(0.78)	(1.02)	(0.58)
Basic and diluted – C shares	-	-	(0.58)
Weighted average shares outstanding
Basic and diluted – common stock	155,401,121	126,814,171	99,915,563
Basic and diluted – C shares	-	-	8,047,417
Comprehensive (Loss)
Net (loss)	(121,370)	(128,919)	(63,092)
Other comprehensive income / (loss) (net of tax)
Change in foreign currency translation adjustment	2,780	7,336	(136)
Total other comprehensive income / (loss) (net of tax)	2,780	7,336	(136)
Total comprehensive (loss)	(118,590)	(121,583)	(63,228)

Consolidated Statements of Financial Position

As of June 30, 2023 and 2022

	As of	As of
	June 30, 2023	June 30, 2022
	$’000	$’000
Assets
Cash and cash equivalents	29,421	70,753
Accounts receivable - related parties	237	16
Accounts receivable - external parties, net	43,389	30,541
Inventory	140,291	54,349
Prepaid expenses	3,745	4,873
Deposits	17,437	15,675
Total current assets	234,520	176,207
Property, plant and equipment, net	17,833	11,151
Operating lease right of use assets, net	22,823	24,640
Total non-current assets	40,656	35,791
Total assets	275,176	211,998

Liabilities and Shareholders’ Deficit
Accounts Payable	71,050	27,049
Transaction and offer related fees	42,593	20,554
Borrowings	11,294	74
Related party borrowings	51,136	-
Contract liabilities	47,127	37,727
Employee benefits	2,997	2,653
Other provisions	3,343	27,623
Obligations under operating leases	3,770	4,020
Financial instruments – derivative	8,399	-
Other current liabilities	1,694	2,939
Warrants	11,627	12,340
Total current liabilities	255,030	134,979
Obligations under operating leases	22,588	25,556
Contract liabilities	5,798	2,231
Employee benefits	317	217
Borrowings	115,744	88,269
Related party borrowings	16,465	-
Other provisions	2,889	2,652
Total non-current liabilities	163,801	118,925
Total liabilities	418,831	253,904

Commitments and Contingent liabilities
Shareholders’ Deficit
Common stock, no par value, unlimited stock authorized at June 30, 2023, 160,036,639 shares issued (153,094,269 as of June 30, 2022); 142,007,286 shares outstanding as of June 30, 2023 (148,893,898 as of June 30, 2022)	243,065	227,268
Treasury shares, 3,419,009 as of June 30, 2023 (4,200,371 as of June 30, 2022)	-	-

Additional paid in capital	20,254	19,210
Accumulated other comprehensive income (loss)	6,420	3,640
Accumulated deficit	(413,394)	(292,024)
Total Shareholders’ deficit	(143,655)	(41,906)

Total Liabilities, and Shareholders’ deficit	275,176	211,998

Consolidated Statements of Cash Flows

For the years ended June 30, 2023, 2022 and 2021

	Year Ended	Year Ended	Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
	$’000	$’000	$’000
Cash flows from operating activities
Net loss	(121,370)	(128,919)	(63,092)
Reconciliation of net loss to net cash used in operating activities
Share-based compensation expense	8,981	28,188	8,371
Foreign exchange gains or losses	86	-	1,436
Transaction costs related to Common Stock purchase agreement	741	-	-
Depreciation expense	2,433	2,198	2,312
Loss on disposal of property, plant and equipment	47	-	-
Borrowing costs	-	1,518	-
Fair value movements – derivatives and warrants	(16,977)	9,782	5,947
Adjustment for capitalized interest	12,130	12,761	8,559
Changes in operating assets and liabilities
Accounts receivable	(13,069)	(16,475)	(1,063)
Inventory	(85,942)	(17,919)	(8,771)
Accounts payable	64,420	3,263	6,619
Employee benefits	444	708	720
Other liabilities	(15,537)	37,020	9,069
Other assets	1,183	(18,965)	(2,567)
Net cash used in operating activities	(162,430)	(86,840)	(32,460)

Cash flows from investing activities
Payments for property, plant and equipment	(8,007)	(7,023)	(2,572)
Proceeds from disposals of property, plant and equipment	56	-	-
Net cash used in investing activities	(7,951)	(7,023)	(2,572)

Cash flows from financing activities
Proceeds from issuance of Common Stock in the Business Combination	-	53,182	-
Proceeds from issuance of Common Stock	1,672	-	-
Transaction costs	-	(3,808)	-
Proceeds from sold Loan Funded Share Plan	690	-	-
Proceeds from the exercise of warrants	-	26,572	-
Proceeds from issuance of Common Stock pursuant to the PIPE Financing	-	15,000	-
Proceeds from issuance of Common Stock pursuant to the Option Agreements	-	45,000	-
Proceeds from borrowings – external parties	56,705	117,527	-
Proceeds from borrowings – related parties	75,423	-	-
Proceeds from convertible notes including derivative	-	-	33,367
Transaction costs for borrowings	(8,178)	(3,888)	-
Repayment of borrowings – external parties	-	(77,351)	-
Repayment of borrowings – related parties	-	(6,414)	-
Waiver of related party’s option to acquire Tritium	-	(6,816)	-
Net cash provided by financing activities	126,312	159,004	33,367

Effects of exchange rate changes on cash and cash equivalents	2,737	(545)	120
Net increase / (decrease) in cash and cash equivalents	(44,069)	65,141	(1,665)
Cash and cash equivalents at the beginning of the period	70,753	6,157	7,702
Cash and cash equivalents end of the period	29,421	70,753	6,157

Media Contact

Jack Ulrich

media@tritiumcharging.com

Investor Contact

Cary Segall

ir@tritiumcharging.com